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                                                                                                         ---------------------------
FORM 4                                                                                                           OMB APPROVAL
                                            UNITED STATES SECURITIES AND EXCHANGE COMMISSION             ---------------------------
[ ] Check this box if no longer                            WASHINGTON D.C. 20549                         OMB Number: 3235-0287
    subject to Section 16. Form                                                                          Expires: September 30, 1998
    4 or Form 5 obligations may               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP               Estimated average burden
    continue. See Instruction 1(b)                                                                       hours per response......0.5
                                                                                                         ---------------------------
            Filed pursuant to Section  16(a) of the  Securities  Exchange Act  of  1934,  Section  17(a)  of the  Public  Utility
                         Holding  Company  Act of 1935 or  Section  30(f) of the Investment Company Act 1940
(Print or Type Responses)
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1. Name and Address of Reporting Person*| 2. Issuer Name and Ticker or Trading Symbol       | 6. Relationship of Reporting Person(s)
                                        |                                                   |      to Issuer
                                        |                                                   |      (Check all applicable)
  Bourne     Robert        A.           |     Commercial Net Lease Realty, Inc.   NNN       |    __X__ Director    _____10% Owner
----------------------------------------|---------------------------------------------------|    _____ Officer (give title below)
 (Last)       (First)        (Middle)   | 3. IRS or Social       | 4. Statement for         |    _____ Other  (specify below)
                                        |     Security Number    |     (Month/Year)         |
 450 South Orange Avenue                |     of Reporting       |        March 2000        |
----------------------------------------|     Person (Voluntary) |--------------------------|---------------------------------------
         (Street)                       |                        | 5. If Amendment,         | 7. Individual of Joint/Group Filing
                                        |                        |     Date of Original     |     (Check Applicable lIne)
                                        |        ###-##-####     |     (Month/Year)         | _X_ Form filed by One Reporting Person
                                        |                        |                          | ___ Form filed by More than One
 Orlando          Florida      32801    |                        |                          |     Reporting Person
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 (City)           (State)      (Zip)    |     Table I - Non Derivative Securities Acquired. Disposed of or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security                    |2. Transaction|3. Transaction |4. Securities Acquired |5. Amount of  |6. Owner  |7. Nature
   (Instr. 3)                           |     Date     |     Code      |     (A) or Dsiposed   | Securities   |   -ship  | of
                                        |  (Month/Day/ |    (Instr. 8) |      of (D)           | Beneficially | Form:    | Indirect
                                        |    Year)     |               |     (Instr. 3,4 and 5)| Owned at End | Direct   | Bene-
                                        |              |---------------|-----------------------| of Month     | (D) or   | ficial
                                        |              |       |       | Amount | (A) |  Price | (Instr. 3    |Indirect  | Owner-
                                        |              | Code  |   V   |        |  or |        |   and 4)     | (I)      | ship
                                        |              |       |       |        | (D) |        |              |(Instr. 4)|(Instr. 4)
----------------------------------------|--------------|---------------|--------|-----|--------|--------------|----------|----------
Common Stock                            |   03/06/00   |       J       | 4,310  |  A  |  (1)   |     95,763   |    D     |   (1)
----------------------------------------|--------------|---------------|--------|-----|--------|--------------|----------|----------
Common Stock                            |       N/A    |               |        |     |        |      1,935   |    I     |   (2)
----------------------------------------|--------------|---------------|--------|-----|--------|--------------|----------|----------
Common Stock                            |       N/A    |               |        |     |        |      3,430   |    I     |   (3)
----------------------------------------|--------------|---------------|--------|-----|--------|--------------|----------|----------
Common Stock                            |       N/A    |               |        |     |        |    310,699   |    I     |   (4)
----------------------------------------|--------------|---------------|--------|-----|--------|--------------|----------|----------
                                        |              |               |        |     |        |              |          |
----------------------------------------|--------------|---------------|--------|-----|--------|--------------|----------|----------
                                        |              |               |        |     |        |              |          |
----------------------------------------|--------------|---------------|--------|-----|--------|--------------|----------|----------
                                        |              |               |        |     |        |              |          |
----------------------------------------|--------------|---------------|--------|-----|--------|--------------|----------|----------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                    SEC 1474 (7-96)
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FORM 4 (CONTINUED)           TABLE II - - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
------------------------------------------------------------------------------------------------------------------------------------
1. Title of  Derivative | 2. Conver- | 3. Trans-  | 4. Trans- | 5. Number of   | 6.   Date Exer- | 7. Title and Amount | 8. Price of
   Security             |    sion or |     action |    action |     Derivative |     cisable and |       of Underlying | Derivative
     (Instr. 3)         |  Exercise  |     Date   |    Code   |    Securities  |    Expiration   |     Securities      |  Security
                        |  Price of  |    (Month/ | (Instr. 8)|    Acquired    |   (Month/Day/   |    (Instr. 3 and 4) | (Instr. 5)
                        |  Derivative|      Day/  |           |    (A) or Dis- |     Year)       |                     |
                        |  Security  |      Year) |           |    posed of (D)|                 |                     |
                        |            |            |           |                |-----------------|---------------------|
                        |            |            |           |                | Date   | Expira-|       | Amount or   |
                        |            |            |-----------|----------------| Exer-  | tion   | Title | Number of   |
                        |            |            | Code  | V |  (A)  |  (D)   | cisable| Date   |       | Shares      |
                        |            |            |           |       |        |        |        |       |             |

------------------------|------------|------------|-------|---|-------|--------|--------|--------|-------|-------------|------------
                        |            |            |       |   |       |        |        |        |       |             |
------------------------|------------|------------|-------|---|-------|--------|--------|--------|-------|-------------|------------
                        |            |            |       |   |       |        |        |        |       |             |
------------------------|------------|------------|-------|---|-------|--------|--------|--------|-------|-------------|------------
                        |            |            |       |   |       |        |        |        |       |             |
------------------------|------------|------------|-------|---|-------|--------|--------|--------|-------|-------------|------------
                        |            |            |       |   |       |        |        |        |       |             |
------------------------|------------|------------|-------|---|-------|--------|--------|--------|-------|-------------|------------
                        |            |            |       |   |       |        |        |        |       |             |
------------------------|------------|------------|-------|---|-------|--------|--------|--------|-------|-------------|------------

9. Number of Derivative     | 10. Ownership Form of    | 11. Nature of
   Derivative Security      |     Derivative Security; |     Indirect
   Beneficially Owned       |     Direct  (D) or       |     Beneficial
   at End of Month          |     Indirect (I)         |     Ownership
     (Instr. 4)             |       (Instr. 4)         |     (Instr. 4)
                            |                          |
----------------------------|--------------------------|--------------------
                            |                          |
----------------------------|--------------------------|--------------------
                            |                          |
----------------------------|--------------------------|--------------------
                            |                          |
----------------------------|--------------------------|--------------------
                            |                          |
----------------------------|--------------------------|--------------------
                            |                          |
----------------------------|--------------------------|--------------------

Explanation of Responses:

(1)  Shares were acquired pursuant to the plan of merger with CNL Realty Advisors, Inc.

(2)  Shares held by The Robert A. Bourne Irrevocable Trust #1 in which Mr. James M. Seneff, Jr. is a Trustee and Mr. Bourne's minor children are the beneficiaries.

(3)  Shares held by Mr. Bourne, custodian for minor children (Robert Kyle Bourne and Conner R. Bourne) UGMA.

(4)  Shares held by six limited partnerships of which Mr. Bourne is a general partner.  Mr. Bourne disclaims beneficial ownership of these shares, except to the extent of his respective percentage interest in each of these entities.


**   Intentional misstatements or ommissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                                                                          /S/ Robert A. Bourne        April 10, 2000
                                                                                          ----------------------      --------------
                                                                                          Signature of Reporting      Date
                                                                                           Person
Note: File three copies of this Form, one of which must be manually signed.                                                   Page 2
      If space provided is insufficient, see Instruction 6 for procedure.                                            SEC 1474 (7/96)

Potential persons who are to respong to the collection of information contained in this form are not required to respond unless the form discplays a currently valid OMB Number.
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